

July 6, 2022

Jonah Raskas
Co-Chief Executive Officer and Director
CHW Acquisition Corp
2 Manhattanville Road, Suite 403
Purchase, NY 10577

      Re: CHW Acquisition Corp
           Amendment No. 4 to Registration Statement on Form S-4
           Filed July 1, 2022
           File No. 333-263418

Dear Mr. Raskas:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4 Filed July 1, 2022

Risk Factors
In connection with the Business Combination, the Sponsor, and CHW's directors, executive officers, advisors and their affiliates..., page 117

1. We note your disclosure in response to comment 1 that the PIPE and Backstop Investor has entered into a side letter agreement to purchase shares from CHW, rather than in the open market. Given such purchases would still be outside of the tender offer, please confirm that the purchases are consistent with Tender Offers and Schedules C&DI Question 166.01, as you have done with respect to purchases by the Sponsor and the directors, executive officers, advisors and their affiliates on page 117. If not, tell us how they are appropriate under Rule 14e-5.

       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ari Edelman, Esq.